Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
+972-9-9709-125
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE IPTV ENCODER SYSTEM CHOSEN BY ZTE CORPORATION IN CHINA

Optibase and ZTE form strategic alliance to supply integrated IPTV solutions

HERZLIYA, Israel, August 21, 2007 – Optibase Ltd. (Nasdaq: OBAS) and ZTE Corporation, a leading global provider of telecommunications equipment and network solutions in China announced today a strategic alliance to provide integrated TV over IP services. ZTE selected Optibase’s Media Gateway (MGW) platforms to provide advanced MPEG-4/H.264 encoding and streaming solutions as part of its IPTV offering.

ZTE Corporation is considered one of China’s fastest growing telecom equipment suppliers, with customers in more than 100 countries worldwide. Furthermore, the Chinese market is regarded as one of the most advanced in the emerging IPTV market.

Optibase’s MGW encoding platforms are state-of-the-art streaming solutions that allow carriers to broadcast high quality TV over broadband IP networks. Optibase’s MGW 5100 offers a high-density, modular platform that encodes, transcodes, transmits and recasts broadcast quality HD and SD MPEG-4/H.264 and MPEG-2 video channels in real-time.

“Working with ZTE, one of the world’s leading systems integrators, is another important milestone for Optibase,” said Udi Shani, Executive Vice President Sales, Optibase. “Our MGW 5100 encoding solution was designed to meet the requirements of large systems integrators in terms of connectivity with their control and management applications, ease of use and quick deployment process”.

Xie JunJie , Project Manager at ZTE, said, “We selected Optibase’s MGW IPTV platforms for their high-quality standards and reliability. Optibase’s cutting-edge products enable us to offer our customers a competitive edge by providing them with the most advanced products and services.”

About ZTE Corporation

ZTE is a worldwide telecoms equipment supplier, and China’s only listed telecoms manufacturer, with shares publicly traded on both the Hong Kong and Shenzhen Stock Exchanges. ZTE was the only Chinese IT and telecoms manufacturer listed in BusinessWeek’s 2005 Top 100 Information Technology Companies. Founded in 1985, with global headquarters in Shenzhen China, and operations in more than 100 countries, ZTE is a leading global provider of fixed line and mobile telecommunications equipment and network solutions. In 2005, ZTE has sales revenue of RMB 21.5 billion and about 400,000employees worldwide. Visit http://wwwen.zte.com.cn:8080/

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.